
March 23, 2023

Randy Hyzak
Executive Vice President and Chief Financial Officer
Las Vegas Sands Corp.
5500 Haven Street
Las Vegas, NV 89119

> **Re: Las Vegas Sands Corp.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 3, 2023**
> **Form 8-K filed January 25, 2023**
> **File No. 001-32373**

Dear Randy Hyzak:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Notes to Consolidated Financial Statements
Note 7 - Property and Equipment, Net, page 96

1.   You disclose that the VML subconcessions agreement expired on December 31, 2022 and that the Gaming Assets reverted to, and are now owned by the Macao government. You further disclose that effective January 1, 2023, the Gaming Assets were temporarily transferred to VML for the duration of the Concession in return for annual payments. Please tell us how you accounted for transfer of the assets to the Macao Government on December 31, 2022 and the subsequent temporary transfer back to VML for annual payments. Within your response, please reference the authoritative accounting literature management relied upon.

Form 8-K filed January 25, 2023

<u>Exhibit 99.1</u>
<u>Non-GAAP measures, page 6</u>

2. We note your adjustments for hold-normalized casino revenue and expense to arrive at consolidated hold-normalized adjusted property EBITDA, hold-normalized adjusted property EBITDA for Macao Operations and Marina Bay Sands, and hold-normalized adjusted net loss from continuing operations attributable to LVS. Please tell us how you considered the guidance Question 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in your determination to present these measures.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction